EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

HSBC USA Inc.:

We consent to the incorporation by reference in the Registration Statements (No. 333-158385, 333-133007, 333-42421, 333-42421-01, 333-42421-02, 333-127603) on Form S-3 of HSBC USA Inc. of our reports dated February 27, 2012, with respect to the consolidated balance sheets of HSBC USA Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the consolidated balance sheets of HSBC Bank USA, National Association and subsidiaries as of December 31, 2011 and 2010, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of HSBC USA Inc.

/s/    KPMG LLP

New York, New York

February 27, 2012